UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Grupo Supervielle S.A. enters the BYMA Corporate Governance Panel

Grupo Supervielle S.A. enters the BYMA Corporate Governance Panel

Buenos Aires, October 15, 2019 – Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV) a domestic universal financial services group in Argentina with a nationwide presence, informs the market that effective today, the Company has entered the GC Level of the Bolsas y Mercados Argentinos S.A. (BYMA) Corporate Governance Panel.

The Corporate Governance Panel includes those companies already listed on the BYMA that qualify to enter this special negotiation panel by voluntarily incorporating corporate governance practices in line with the best international standards in addition to those required by Argentine legislation in this area, by adopting a set of rules that further protect the rights of all shareholders and that promote improvement in the disclosure of information and in monitoring and control structures.

By adhering to the Corporate Governance Panel, Supervielle reaffirms the company’s commitment with corporate governance best practices.

Yours faithfully,

Ana Bartesaghi

Alternate Responsible Officer for Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: October 15, 2019	By:	/s/ Alejandra Naughton
		Name:	Alejandra Naughton
		Title:	Chief Financial Officer